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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Morganteen            James
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Warrantech Corporation
   150 Westpark Way
--------------------------------------------------------------------------------
                                    (Street)

   Euless                 TX                    76040
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Warrantech Corporation  --  WTEC
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year

   9/02
================================================================================
5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |_|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)
   Senior Vice President and General Counsel
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                             1,000                                        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                               500                                        I        Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               By 401(k)
Common Stock                                             6,746                                        I        Plan (1)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00            2,833        4/5/01    4/4/10  Stock     2,833                 0(2)  D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00            2,833        4/5/01    4/4/10  Stock     2,833             2,833     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00            5,667        4/5/02    4/4/10  Stock     5,667             5,667     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00            5,667(3)     4/5/03    4/4/10  Stock     5,667             5,667     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00              833        4/5/01    4/4/10  Stock       833                 0(2)  D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00              833        4/5/01    4/4/10  Stock       833               833     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00            1,667        4/5/02    4/4/10  Stock     1,667             1,667     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $1.3125   4/5/00            1,667(3)     4/5/03    4/4/10  Stock     1,667             1,667     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $0.42    6/20/02           25,000(4)     1/1/03   6/19/07  Stock    25,000            25,000     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $0.42    6/20/02           25,000(4)     1/1/04   6/19/07  Stock    25,000            25,000     D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                      Common
purchase stock      $0.42    6/20/02           25,000(4)     1/1/05   6/19/07  Stock    25,000            25,000     D
====================================================================================================================================

Explanation of Responses:

(1)   Based on plan statement March 31, 2002.

(2)   Options Cancelled.

(3) The option vests if Mr. Morganteen is employed on the anniversary date, provided that 50% of the amount scheduled to be vested each year is subject to meeting specified performance goals.

(4) The option vests if Mr. Mortganteen is employed on the vesting date and provided that the Company meets specified performance goals.

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities owned directly or Indirectly.


         /s/ Jim Morganteen                                 September 13, 2002
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.